                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                                 Restrac, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  76126W 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this / / statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 4 Pages

SEC 1745 (10-85)

CUSIP NO. 76126W 10 8               13G                      PAGE 2 OF 4 PAGES

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  1   NAME OF REPORTING PERSON

      Advent VII L.P.                                          04-3181563
      Advent Industrial II L.P.                                51-0314268
      Advent New York L.P.                                     04-3095408
      Advent Atlantic and Pacific II L.P.                      04-3123521
      TA Venture Investors Limited Partnership                 04-3068354

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  /X/       (b)  / /
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  3   SEC USE ONLY

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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Advent VII L.P.                                          Delaware
      Advent Industrial II L.P.                                Delaware
      Advent New York L.P.                                     Delaware
      Advent Atlantic and Pacific II L.P.                      Delaware
      TA Venture Investors Limited Partnership                 Massachusetts

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                     5     SOLE VOTING POWER

                           Advent VII L.P.                        1,302,965
                           Advent Industrial II L.P.                 96,974
                           Advent New York L.P.                     130,296
                           Advent Atlantic and Pacific II L.P.      268,984
                           TA Venture Investors Limited Partnership  19,547
      NUMBER OF
       SHARES        -----------------------------------------------------------------------------------------
    BENEFICIALLY     6     SHARED VOTING POWER
      OWNED BY
        EACH               N/A
      REPORTING      -----------------------------------------------------------------------------------------
       PERSON        7     SOLE DISPOSITIVE POWER
        WITH
                           Advent VII L.P.                        1,302,965
                           Advent Industrial II L.P.                 96,974
                           Advent New York L.P.                     130,296
                           Advent Atlantic and Pacific II L.P.      268,984
                           TA Venture Investors Limited Partnership  19,547

                     ------------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           N/A

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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Advent VII L.P.                                             1,302,965
      Advent Industrial II L.P.                                      96,974
      Advent New York L.P.                                          130,296
      Advent Atlantic and Pacific II L.P.                           268,984
      TA Venture Investors Limited Partnership                       19,547

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Advent VII L.P.                                                 14.60
      Advent Industrial II L.P.                                        1.09
      Advent New York L.P.                                             1.46
      Advent Atlantic and Pacific II L.P.                              3.01
      TA Venture Investors Limited Partnership                          .22

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 12   TYPE OF REPORTING PERSON

      Each entity is a Limited Partnership

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

                      *SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G                                                   Page 3 of 4 Pages

Item 1:     (a)    Name of Issuer: Restrac, Inc.

            (b)    Address of Issuer's Principal Executive Offices: 1 Dedham Place
                                                                    Dedham, MA 02026

Item 2:     (a)    Name of Person Filing:
                   Advent VII L.P.
                   Advent Industrial II L.P.
                   Advent New York L.P.
                   Advent Atlantic and Pacific II L.P.
                   TA Venture Investors Limited Partnership

            (b)    Address of Principal Business Office:
                   c/o TA Associates
                   125 High Street, Suite 2500
                   Boston, MA 02110

            (c)    Citizenship: Not Applicable

            (d)    Title of Class of Securities: Common Stock, Par Value $.01

            (e)    CUSIP Number: 76126W 10 8

Item 3:            If this statement is filed pursuant to
                   Rules 13d-1(b) or 13d-2(b), check
                   whether the person filing is a:
                   Not Applicable

Item 4:            OWNERSHIP

            (a)    Amount Beneficially Owned:                       Common Stock
                                                                    ------------
                   Advent VII L.P.                                    1,302,965
                   Advent Industrial II L.P.                             96,974
                   Advent New York L.P.                                 130,296
                   Advent Atlantic and Pacific II L.P.                  268,984
                   TA Venture Investors Limited Partnership              19,547

            (b)    Percent of Class:                                Percentage
                                                                    ----------
                   Advent VII L.P.                                     14.60
                   Advent Industrial II L.P.                            1.09
                   Advent New York L.P.                                 1.46
                   Advent Atlantic and Pacific II L.P.                  3.01
                   TA Venture Investors Limited Partnership              .22

            (c)    Number of shares as to which such person has:
                   (i)   sole power to vote or direct the vote:     Common Stock
                                                                    ------------
                   Advent VII L.P.                                    1,302,965
                   Advent Industrial II L.P.                             96,974
                   Advent New York L.P.                                 130,296
                   Advent Atlantic and Pacific II L.P.                  268,984
                   TA Venture Investors Limited Partnership              19,547

                   (ii)  shared power to vote or direct the vote:          N/A
                   (iii) sole power to dispose or direct the        Common Stock
                         disposition:                               ------------

                   Advent VII L.P.                                    1,302,965
                   Advent Industrial II L.P.                             96,974
                   Advent New York L.P.                                 130,296
                   Advent Atlantic and Pacific II L.P.                  268,984
                   TA Venture Investors Limited Partnership              19,547

                   (iv)  shared power to dispose or direct the
                         disposition                                       N/A

---------------
* This Schedule 13G is filed pursuant to Rule 13d-1(f) on behalf of ___________.

SCHEDULE 13G                                                   Page 4 of 4 Pages

Item 5:            Ownership of Five Percent or Less of a Class: Not Applicable

Item 6:            Ownership of More than Five Percent on Behalf of Another Person:
                   Not Applicable

Item 7:            Identification and Classification of the Subsidiary Which Acquired
                   the Security Being Reported on By the Parent Holding Company:
                   Not Applicable

Item 8:            Identification and Classification of Members of the Group:
                   This schedule 13G is filed pursuant to Rule 13d-1(c). For the agreement of group members to a joint filing, see below.

Item 9:            Notice of Dissolution of Group: Not Applicable

Item 10:           Certification: Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING
Advent VII, L.P., Advent Industrial II L.P., Advent New York L.P., Advent Atlantic and Pacific II L.P., and TA Venture Investors Limited Partnership, hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Restrac, Inc.



Dated:


ADVENT VII L.P.
By: TA Associates VII L.P., its General Partner
By: TA Associates, Inc. its General Partner

By: /s/ Katherine S. Cromwell
    -----------------------------------------------------
    Katherine S. Cromwell, Managing Director


ADVENT INDUSTRIAL II L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By: /s/ Katherine S. Cromwell
    -----------------------------------------------------
    Katherine S. Cromwell, Managing Director


ADVENT ATLANTIC AND PACIFIC II L.P.
By: TA Associates AAP II Partners L.P., its General Partner
By: TA Associates, Inc. its General Partner

By: /s/ Katherine S. Cromwell
    -----------------------------------------------------
    Katherine S. Cromwell, Managing Director


ADVENT NEW YORK L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By: /s/ Katherine S. Cromwell
    -----------------------------------------------------
    Katherine S. Cromwell, Managing Director


TA VENTURE INVESTORS LIMITED PARTNERSHIP

By: /s/ Katherine S. Cromwell
    -----------------------------------------------------
    Katherine S. Cromwell, General Partner